SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

                                              Commission File Number: 000-49676

NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR   |X| Form 10-KSB    |_| Form 10-QSB

For Period Ended:                December 31, 2007

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:  ______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________________________________

PART I
REGISTRANT INFORMATION

ARTFEST INTERNATIONAL, INC.

Full Name of Registrant

Former Name if Applicable

The Madison Building, 15851 Dallas Parkway, Suite 600

Address of Principal Executive Office (Street and Number)

Addison, Texas 75001

City, State and Zip Code

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PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)  |X| Yes  |_| No

|X|	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-KSB for the year ended December 31, 2007 on a timely basis because control of the Registrant has changed pursuant to an acquisition agreement, the transaction with respect to which closed on December 28, 2007.  The Registrant's management needs additional time to provide the information required in the Form 10-KSB.  The Registrant intends to file the Form 10-KSB as soon as practicable.

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PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alan P. Fraade, Esq.	(212)	486-2500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3)
Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

On December 28, 2008, a transaction closed pursuant to which the Registrant acquired The Art Channel, Inc. ("Art Channel"), a Texas corporation.  Art Channel is now a wholly owned subsidiary of the Registrant.  The operations of Art Channel now constitute substantially all of the Registrant's operations.  This change in the Registrant's operation and results of operation will be reflected in the financial statements to be included in the 10-KSB.

ARTFEST INTERNATIONAL, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf
by the undersigned hereunto duly authorized.

Date: March 28, 2008	By: /s/ Edward Vakser
Edward Vakser, President and
Chief Executive Officer

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